

Olayemi Nasiru FCA · 3rd

Director, and Chief Finance Officer (CFO) at Aladdin Digital Bank

Nigeria · Contact info

500+ connections

Aladdin Digital Bank

Leeds Metropolitan University

Experience

Chief Finance Officer

Aladdin Digital Bank · Full-time

Jul 2020 – Present · 1 yr 7 mos

Lekki Peninsula, Lagos, Nigeria

Fintech Industry. Rejuvenating the Gig sector of Africa Economy

Director of Audit and Specialize Consulting

SON Professional Services · Full-time

Jul 2020 · 1 mo

Lagos, Nigeria

Am responsible for Engagement Management for multi-sector Clients and handles specialize consulting like IFRS implementation, Mergers and Acquisition, Investment structure and planning, Share Valuation and other specialize business service activities.

Profile - SON Professional Services...

Deputy Chief Internal Auditor

Polaris Bank Ltd.

Sep 2018 – Jul 2020 · 1 yr 11 mos

Lagos Nigeria

My role is to provide assurance services to the Board and Management of Polaris bank on the effectiveness of the bank's risk management process, on a continuous basis, to assist their decision making.

Senior Manager Internal Auditor

Skye Bank Plc

Jan 2006 – Sep 2018 · 12 yrs 9 mos

Lagos Nigeria

PROVIDING ASSURANCE ON RISK MANAGEMENT AND SAFEGUIDING ASSETS OF THE BANK

Deputy Head of Audit and Control

Reliance Bank limted

Mar 2003 – Dec 2006 · 3 yrs 10 mos

Lagos Nigeria

Work t safeguard the assets of the bank, ensuring implementation of policy and procedures of the bank. Provide assurance to the Board and Management on controls and risk management activities of the bank.

Education

Leeds Metropolitan University

Master of Science (M.Sc), CONTEMPORARY ACCOUNTING

Master of Science (M.Sc.), CONTEMPORARY ACCOUNTING
2009 – 2009